                                    FORM 11-K

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934


                   For the fiscal year ended December 30, 2001

================================================================================

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        MANTECH INTERNATIONAL 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        MANTECH INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

DELAWARE                                 000-49604                    22-1852179
(State of Incorporation)            (Commission File No.)                (EIN)

                       12015 LEE JACKSON MEMORIAL HIGHWAY
                                FAIRFAX, VA 22033

              Telephone number, including area code (703) 218-6000

                                 Total number of pages in this report:    110
                                                                       ---------
                                            Index to Exhibits on Page     21
                                                                      ----------

                                      INDEX

                                                                                  Page
                                                                                  ----
Independent Auditors' Report ...................................................   3

Financial Statements for the years ended December 30, 2001 and 2000:
         Statement of Net Assets Available for Plan Benefits ...................   5
         Statement of Changes in Net Assets Available for Plan Benefits ........   6

Notes to Financial Statements ..................................................   7

Supplemental Schedule as of December 30, 2001:
         Schedule of Assets Held for Investment Purposes .......................  18

Signatures .....................................................................  20

Exhibit Index ..................................................................  21

                                                                        Deloitte
                                                                        & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
ManTech International 401(k) Plan
Fairfax, Virginia

We have audited the accompanying statement of net assets available for plan benefits of the ManTech International 401(k) Plan (the "Plan") as of December 30, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the years then ended, and the supplemental schedules for the year ended December 30, 2001. These financial statements and supplemental schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 30, 2001, and,

--------
Deloitte
Touche
Tohmatsu
--------
in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

June 17, 2002

/s/ Deloitte & Touche LLP

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 30, 2001 and 2000

--------------------------------------------------------------------------------

                                                     2001            2000

ASSETS:

Investments, at fair value:

      Amounts on deposit with CIGNA              $132,443,212    $136,317,845

      Loans receivable from participants            3,395,145       3,583,368
                                                 ------------    ------------
                                                  135,838,357     139,901,213

Contributions receivable:
      Employer                                         48,714          46,875
      Employee                                        221,865         205,960
                                                 ------------    ------------

Net assets available for plan benefits           $136,108,936    $140,154,048
                                                 ============    ============

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 30, 2001 and 2000

--------------------------------------------------------------------------------

                                                      2001             2000

Additions to net assets:

      Contributions:
             Employer                            $  2,555,830      $  2,467,290
             Employee                              10,401,356        10,008,994

      Net depreciation in
      fair value of investments                    (8,285,935)      (11,020,582)

      Interest                                      3,119,244         2,811,216
                                                 ------------      ------------

      Total investment loss                        (5,166,691)       (8,209,366)
                                                 ------------      ------------

             Total additions                        7,790,495         4,266,918
                                                 ------------      ------------

Deductions from net assets:

      Withdrawals                                  12,432,091        16,984,493
      Distributions                                   188,977                --
      Administrative expenses                          23,248            19,110
                                                 ------------      ------------

             Total deductions                      12,644,316        17,003,603

Rollover of funds                                     808,709           766,605
                                                 ------------      ------------

             Net decrease                          (4,045,112)      (11,970,080)
                                                 ------------      ------------

Net assets available for plan benefits:

      Beginning of year                           140,154,048       152,124,128
                                                 ------------      ------------
      End of year                                $136,108,936      $140,154,048
                                                 ============      ============

   The accompanying notes are an integral part of these financial statements.

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International 401(k) Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan is a voluntary, defined contribution pension plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the Company), and its subsidiaries, who are on the Company's U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (I) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (WFF), where some of the Company's employees are represented by the International Brotherhood of Electrical Workers (IBEW), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with the collective bargaining agreement may be different than criteria applicable to other Company employees.

The Plan is administered by the Administrative Committee (the Committee), that plans, administers, and negotiates rights and benefits for participants in the Plan. CG Trust Company is the Plan's Trustee. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for investments and administration.

Investments

The Plan maintains a group annuity contract (the Contract) with CIGNA. The Contract, which became effective June 1, 1996, provides for investment of contributions, at participants' direction, in the following accounts based upon information presented in the prospectuses of the Funds:

..    Guaranteed Securities Separate Account (Guaranteed Fund) - This fund was a part of the group annuity contract with CIGNA, which guaranteed participants a fixed rate of return. The guaranteed interest rate is announced semi-annually and is guaranteed against change for six-month periods (January - June, July - December). This rate was 5.4% during the first half of year 2000. Effective July 3, 2000 the Guaranteed Securities Separate Account was replaced as an investment choice for Plan participants. The replacement investment alternative is the CIGNA Charter Guaranteed Long-Term Fund.

..    CIGNA Charter Guaranteed Long-Term Fund - This fixed income fund consists of a portfolio of commercial mortgages and privately placed and publicly traded debt securities, including corporate bonds, asset-backed securities, and residential mortgage bonds. The result is a diversified multi-billion dollar fund which offers a fixed rate of return, coupled with a full guarantee of principal and credited interest from Connecticut General Life Insurance Company. The guaranteed interest rate was 6.0% during the second half of year 2000 and during the first half of year 2001. The guaranteed interest rate was 5.0% during the second half of year 2001.

..    AIM Value Account (AIM Value Fund) - This fund is a pooled separate investment account which makes investments in domestic and international equity securities deemed to be superior, but undervalued. The goal is to generate high rates of long-term capital appreciation.

..    Actively Managed Fixed Income Account (Actively Managed Fund) - This fund is a pooled separate investment account, which makes investments in predominantly high quality corporate and Government fixed income securities. The objective of this account is to attain superior returns over full market cycles, while limiting periods of potential underperformance.

..    Lifetime Funds- CIGNA Lifetime Funds are a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. This family is based on the life-cycle theory of investing, such that different bond/stock mixes are appropriate for individuals at different stages of their lives. Each of the five funds represents a balanced portfolio of bonds, stocks, and cash-equivalent investments, depending on progressive age groups, time horizons and investment risk tolerance.

..    Large Company Stock Index Fund - This CIGNA account is constructed to reflect the composition of the S&P 500(R) Index. Its investment objective is to produce a total return which closely approximates the total return of the S&P 500(R) Index, thereby providing investors with long-term growth of capital and income.

..    American Century Ultra Account (American Century Fund) - This CIGNA
     separate account invests wholly in the American Century Ultra Fund. This fund seeks to provide growth of capital by investing primarily in common stocks of large and medium-sized companies.

..    Foreign Stock II Fund - This CIGNA separate account seeks to provide long-term capital growth by investing primarily in the common stock of well established companies located outside the U.S.

..    Large Company Stock Growth Fund - This CIGNA separate account seeks to provide long-term capital growth by investing exclusively in equity securities of large U.S. companies.

..    Small Company Stock Growth Fund - This CIGNA separate account seeks to provide long-term capital growth by investing exclusively in common and preferred stock of small U.S. companies. Effective October 1, 2000, Fiduciary Trust Company International's small company stock growth fund in the Plan was replaced by a small company stock growth fund managed by Times Square Capital Management, Inc.

Effective July 3, 2000 two value funds were added as investment choices for Plan participants.

..    Large Company Stock - Value I Fund - This CIGNA Charter separate account follows a large capitalization value strategy and seeks to control risk via emphasis on diversified, but highly liquid, large capitalization securities.

..    Small Company - Value I Fund - This CIGNA Charter separate account follows a small company equity value strategy and seeks to provide capital appreciation via common stock investments in small companies with market capitalization under $800 million.

Effective October 1, 2000, a self-directed brokerage account known as CIGNADirect(R) was added as an investment choice in the Plan. CIGNADirect(R) is offered through CIGNA Financial Services, Inc., a broker-dealer subsidiary of CIGNA. Through CIGNADirect(R), Plan participants can direct the investment of up to 25% of their Plan account balance in a variety of mutual funds, stocks or fixed income alternatives outside the Plan's core group of investment choices described previously.

Effective June 1, 2001, two growth funds were added as investment choices for Plan participants.

..    Large Company Stock - Growth III Fund - This CIGNA Charter separate account follows a large capitalization growth strategy and seeks to provide long-term capital appreciation and outperform specialized large cap growth index funds.

..    Midsize Company Stock - Growth Fund - This CIGNA Charter separate account invests primarily in common stocks of medium-sized companies and seeks to achieve maximum long-term capital growth in excess of specialized midcap index funds.

On June 1, 2001, a process of phasing out the AIM Value Account as an investment choice in the Plan began. Effective August 1, 2001, any participant's AIM Value Account balance was transferred to the Large Company Stock - Growth III Fund.

..    Core Plus Fixed Income Fund - Effective August 15, 2001, an alternative fixed income investment option known as the Core Plus Fixed Income Fund was added to the Plan's investment portfolio. This CIGNA Charter separate account invests primarily in high quality domestic and international government and corporate fixed income securities.

An employee is eligible to participate in the Plan after three months of service (after one year of service for employees under the collective bargaining agreement). There were 3,486 participants in the Plan as of December 30, 2001.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits investment income which includes interest, and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on certain investments, net of certain investment costs.

Participant Accounts

The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants' contributions are credited directly to their individual accounts. Employer contributions, as well as income earned under the group annuity contract, are credited to participants' accounts in accordance with provisions of the Plan.

Participant Loans

A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant's total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant's retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which equates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default, as shown in Note 5 - Reconciliation to IRS Form 5500, total $275,299 at December 30, 2001. Loans in default that did not result in any renegotiation of loan terms or resumption of repayment total $188,977 and are included as distributions on the Statement of Changes in Net Assets Available for Plan Benefits; and as such, are not included as loans receivable from participants on the Statement of Net Assets Available for Plan Benefits or on the Schedule of Assets Held for Investment Purposes at December 30, 2001.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, including employer contributions, or an annuity payment option, or delay withdrawal until a future date. Withdrawals are recorded when paid.

Administrative Expenses

Except for a $25.00 annual service charge assessed each participant who remains in the Plan but has terminated their employment with the Company, CIGNA does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various CIGNA funds including the CIGNA Charter Guaranteed Long-Term fund, the five CIGNA Lifetime Funds, the CIGNA Actively Managed Fund, and the CIGNA Stock Market Fund.

CIGNA does not impose a separate asset charge for the non-CIGNA managed funds that include the AIM Value Fund, the Large Company Stock Growth Fund, the Small Company Stock Growth Fund, the American Century Fund, the Large Company Stock Value Fund, the Small Company Stock Value Fund, CIGNADirect(R) and the Foreign Stock II Fund. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Participants are charged a one-time $50 setup fee for each loan requested.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 7, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

Contributions

The Plan permits tax-deferred contributions up to 20% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%. The overseas participants are allowed to contribute after-tax money only.

The after-tax contribution limit is 10% with the exception of overseas participants for which the limit is 20%. However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 20% of gross pay (18% for participants under the collective bargaining agreement).

The Company matches a Plan defined percentage of employee contributions up to 4% (8% for Goddard Space Flight Center participants under the collective bargaining agreement) of the participant's base compensation.

Participants are fully vested in all contributions made to their accounts. All amounts forfeited are used to reduce the net cash outlay of the Company matching contribution for the current Plan year.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to match contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and CIGNA. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Guaranteed Fund assets of the Plan are stated at their contract value which approximates fair value and represents contributions made under the contract plus accumulated interest at the contract rate. The assets in all of the other funds are stated at their respective fair values as determined by CIGNA.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the Statement of Net Assets Available for Plan Benefits.

NOTE 3 - SUBSEQUENT EVENTS

Reincorporation

The Company is incorporated in Delaware and is the successor by merger to ManTech International Corporation, a New Jersey corporation. As a result of the merger, in January 2002, the Company reincorporated from New Jersey to Delaware.

Economic Growth and Tax Relief Reconciliation Act of 2001

The Plan was amended, effective for Plan years beginning on December 31,2001, to reflect certain changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001, signed into law by President Bush.

NOTE 4- INVESTMENTS AT FAIR VALUE

The following table represents the fair value of investments at December 30, 2001 and 2000. Investments representing 5% of the Plan's net assets are separately identified.

Investments at fair market value:

                                                               2001                      2000
                                                               ----                      ----
Guaranteed Fund                                           $ 52,607,559*              $ 45,891,835*
AIM Value Fund                                                      --                 38,388,467*
Actively Managed Fund                                        8,478,188*                 5,249,710
Lifetime Funds                                               6,464,237                  6,483,128
Stock Index Fund                                            12,436,996*                14,950,790*
Midsize Company Stock Growth Fund                            2,311,476                         --
TimesSquare Core Plus Bond Fund                                119,839                         --
Large Company Stock Growth Funds                            24,729,621*                 2,576,491
Small Company Stock Growth Fund                              3,688,179                  5,501,271
American Century Fund                                       10,341,055*                12,434,573*
Large Company Stock Value Fund                               1,892,925                    955,300
Small Company Stock Value Fund                               7,838,614*                 1,607,318
Self-Directed Brokerage Account                                111,000                     82,779
Foreign Stock II Fund                                        1,423,523                  2,196,183
                                                          ------------               ------------

        Total                                             $132,443,212               $136,317,845
                                                          ============               ============

* Represents 5% or more of the Plan's net assets at December 30, 2001 and 2000.

NOTE 5- RECONCILIATION TO IRS FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for plan benefits at December 30, 2001 and December 30, 2000 as reported in the Statement of Net Assets Available for Plan Benefits, to net assets as reported on Form 5500 to be filed with the IRS:

                                                   For the year     For the year
                                                       ended            ended
                                                     12/30/2001       12/30/2000
                                                  -------------   --------------
     Amount per Statement of Net Assets
     Available for Plan Benefits                  $ 136,108,936   $ 140,154,048

     Items reflected in IRS Form 5500 not
        reflected in the Statement of Net
        Assets Available for Plan Benefits:

        Distributions Payable                                --        (540,220)
                                                  -------------   -------------

        Amount per IRS Form 5500                  $ 136,108,936   $ 139,613,828
                                                  =============   =============

Pursuant to ERISA provisions, the following is a reconciliation of total withdrawals in the periods ended December 30, 2001 and December 30, 2000 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to withdrawals as reported on Form 5500 to be filed with the IRS:

                                                   For the year     For the year
                                                       ended            ended
                                                     12/30/2001       12/30/2000
                                                  -------------   --------------
     Withdrawals per Statement of Changes in
     Net Assets Available for Plan Benefits       $  12,432,091   $  16,984,493

     Add:  Distributions Payable to withdrawing
           participants at year end                          --         540,220

     Less: Distributions Payable to withdrawing
           participants at beginning of year           (540,220)       (302,516)
                                                  -------------   -------------

     Amount per IRS Form 5500                     $  11,891,871   $  17,222,197
                                                  =============   =============

Pursuant to ERISA provisions, the following is a reconciliation of total loans in default resulting in distributions in the periods ended December 30, 2001 and December 30, 2000 as reported in the Statement of Changes in Net Assets Available for Plan Benefits, to total loans in default as reported on Form 5500 to be filed with the IRS:

                                                   For the year     For the year
                                                       ended            ended
                                                     12/30/2001       12/30/2000
                                                   ------------   --------------
     Distributions per Statement of Changes in
     Net Assets Available for Plan Benefits          $  188,977               --

     Add: Loans previously in default that
           resulted In resumption of repayment           86,322               --
                                                   ------------   --------------

     Amount per IRS Form 5500                        $  275,299               --
                                                   ============   ==============

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                                DECEMBER 30, 2001

    Identity of Issuer,
   Borrower, Lessor or                                                                      Fair
      Similar Party                       Description of Investment                       Value (2)
---------------------------------------------------------------------------------------------------
   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Guaranteed Fund                              $ 52,607,559

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Midsize Company Stock Growth Fund               2,311,476

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Actively Managed Fund                           8,478,188

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Lifetime Funds                                  6,464,237

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Stock Index Fund                               12,436,996

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Large Company Stock Growth Funds               24,729,621

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Small Company Stock Growth Fund                 3,688,179

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                American Century Fund                          10,341,055

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Foreign Stock II Fund                           1,423,523

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Large Company Stock Value Fund                  1,892,925

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Small Company Stock Value Fund                  7,838,614

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                TimesSquare Core Plus Bond Fund                   119,839

   CIGNA Retirement and                   Pooled Separate Accounts:
   Investment Services (1)                Self-Directed Brokerage Account (3)               111,000  (3)

   Loans Receivable from Participants     Fully amortizing loans bearing interest
                                          ranging from 5.0% to 12.0% and maturing
                                          at various dates through the year 2019.         3,395,145
                                                                                       ------------

       Total Assets Held for Investment                                                $135,838,357
                                                                                       ============

   (1) Noted as party-in-interest.
   (2) Cost information is not required for participant-directed investments and, therefore not included.
   (3) See next page for account details.

                        MANTECH INTERNATIONAL CORPORATION
                        MANTECH INTERNATIONAL 401(k) PLAN
                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                     SELF-DIRECTED BROKERAGE ACCOUNT DETAILS
                                DECEMBER 30, 2001

    Identity of Issuer,
   Borrower, Lessor or                                                                    Fair
      Similar Party                  Description of Investment                          Value (2)
-------------------------------------------------------------------------------------------------
   FISERVE SECURITIES INC.           Interest Bearing Cash                              $   7,342
   ACTERNA CORP.                     Corporate Stock - Common                               3,032
   APPLIED INNOVATION, INC.          Corporate Stock - Common                                 625
   BED BATH & BEYOND INC.            Corporate Stock - Common                               5,182
   CABLE & WIRELESS PUB LTD CO.      Corporate Stock - Common                               5,860
   D&K HEALTHCARE RESOURCES, INC.    Corporate Stock - Common                               1,454
   ESSEX CORPORATION                 Corporate Stock - Common                              44,700
   FTI CONSULTING, INC.              Corporate Stock - Common                               1,166
   HOLLYWOOD ENTMT CORP.             Corporate Stock - Common                                 982
   INTERNET SECURITY SYSTEMS INC.    Corporate Stock - Common                               3,350
   JDS UNIPHASE CORP.                Corporate Stock - Common                                 846
   PAYCHEX INC.                      Corporate Stock - Common                               2,685
   PFIZER INCORPORATED               Corporate Stock - Common                               1,818
   POLYCOM, INC.                     Corporate Stock - Common                               1,797
   PRUDENTIAL FINANCIAL, INC.        Corporate Stock - Common                               1,680
   REPLIGEN CORP.                    Corporate Stock - Common                               1,225
   RIGHT MANAGEMENT CONSULTANTS      Corporate Stock - Common                                 966
   SAFEWAY, INC. COM NEW             Corporate Stock - Common                               2,125
   SCHLUMBERGER LIMITED              Corporate Stock - Common                               5,498
   SIRIUS SATELLITE RADIO, INC       Corporate Stock - Common                               8,640
   TALK AMERICA HOLDINGS, INC        Corporate Stock - Common                               2,000
   TERAYON COMMUNICATION SYS.        Corporate Stock - Common                                 811
   WENDY'S INTERNATIONAL, INC.       Corporate Stock - Common                               1,771
   XM SATELLITE RADIO HOLDINGS       Corporate Stock - Common                               3,590
   ZAP                               Corporate Stock - Common                                 300
   ALLIANCE ALL-MARKET ADVANTAGE     Val. of Int. in Reg. Investment                        1,565
   MANUAL EOY BALANCE ADJUSTMENT                                                              -10
                                                                                        ---------

            Total Assets Held for Investment in Self-Directed Brokerage Account         $ 111,000
                                                                                        =========

   (2) Cost information is not required for participant-directed investments and, therefore not included.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)                            MANTECH INTERNATIONAL CORPORATION

(Name of Plan)                          MANTECH INTERNATIONAL 401(k) PLAN



By:  ManTech International Corporation, Plan Administrator

                              Principal Financial Officer

Date: June 26, 2002                    By    /s/ John A. Moore, Jr.
     -------------------                  -------------------------------------

                                          John A. Moore, Jr., Chief Financial
                                          Officer and Treasurer


                              Principal Accounting Officer

Date: June 26, 2002                    By    /s/ Matthew P. Galaski
     -------------------                  -------------------------------------

                                          Matthew P. Galaski, Asst. Chief
                                          Financial Officer

                                  EXHIBIT INDEX

Exhibit                                                                                  Page
Number         Description of Exhibits                                                  Number
-------        -----------------------                                                  ------

               MANAGEMENT CONTRACTS AND COMPENSATION PLANS
               -------------------------------------------
10.1           ManTech International Retirement Plan (Amendment and
               Restatement effective as of January 1, 1993)
               (Incorporated by reference to Exhibit No. 4.4 to Form S-8
               filed with the Commission on October 15, 1993 -- Commission File
               No. 33-52740)                                                                 *

10.2           First Amendment dated December 1, 1994 to the ManTech
               International Retirement Plan
               (Incorporated by reference to Exhibit No. 10.5 to Form 11-K filed with the Commission on June 29, 1995 -- Commission File
               No. 33-52740)                                                                 *

10.3           Second Amendment dated March 21, 1995 to the ManTech International
               Retirement Plan
               (Incorporated by reference to Exhibit No. 10.6 to Form 11-K filed with the Commission on June 29, 1995 -- Commission File
               No. 33-52740)                                                                 *

10.4           Third Amendment dated July 5, 1995 to the ManTech International
               Retirement Plan                                                               *
               (Incorporated by reference to Exhibit No. 10.4 to Form 11-K filed with the Commission on June 28, 1996 -- Commission File
               No. 33-52740)                                                                 *

10.5           ManTech International 401(k) Plan (Amendment and Restatement
               effective as of October 1, 1998)                                             23

10.6           First Amendment dated December 22, 1999 to the ManTech
               International 401(k) Plan                                                    93

10.7           Second Amendment dated January 1, 2000 to the ManTech
               International 401(k) Plan                                                    95

10.8           Third Amendment dated August 3, 2000 to the ManTech International
               401(k) Plan                                                                  96

* Incorporated by reference to the previously filed document referred to in the parenthetical notation.

Exhibit                                                                                  Page
Number         Description of Exhibits                                                  Number
-------        -----------------------                                                  ------

               MANAGEMENT CONTRACTS AND COMPENSATION PLANS
               -------------------------------------------
10.9           Fourth Amendment dated April 1, 2000 to the ManTech International
               401(k) Plan                                                                 98

10.10          Fifth Amendment dated November 1, 2000 to the ManTech International
               401(k) Plan                                                                102

10.11          Sixth Amendment dated January 14, 2002 to the ManTech International
               401(k) Plan                                                                104